Forward Air
                                   Corporation




                                      January 15, 2008




Max A. Webb
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

            Re:   File Number 000-22490
                  Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Webb:

     We are in receipt of your correspondence to Forward Air Corporation (the "Company") dated December 20, 2007 (the "letter"). The letter was received on January 9, 2007 by Bruce A. Campbell, our Chairman, Chief Executive Officer and President. Please accept this as the Company's response to the matters set forth in the letter.

     From our review of the letter, it is our understanding that the Securities and Exchange Commission (the "Commission") has conducted a "targeted review" of the Company's Form 10-K filing for the fiscal year ended December 31, 2006 and specifically Schedule 14A (collectively "the filing") to that filing.

     In responding to the letter, the Company acknowledges from the outset that:

          o    It  is   responsible   for  the  adequacy  and  accuracy  of  the
               disclosures filed with the Commission;

          o    It  understands   that  staff  comments  and/or  changes  to  its
               disclosure in response to staff comments does not foreclose the Commission from taking action with respect to the filing; and

          o It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Max  A. Webb
Assistant Director
Securities and Exchange Commission
Page 2



     The Commission has requested that, in future filings, the Company "disclose the performance goals, both target and stretch, that must be achieved in order for" our executive officers to earn their annual incentive compensation. The Company acknowledges the Commission's request and will disclose target and stretch performance goals in future filings, to the extent that the Company continues to utilize such performance metrics in determining annual incentive awards for its executive officers.

     The Company is committed to satisfying the requirements of all applicable securities laws of the United States and providing its shareholders and prospective investors with adequate and accurate disclosure of information.

     Should you have any questions regarding the Company's response, please do not hesitate to contact the undersigned.



                                           Sincerely,



                                           Matthew J. Jewell

                                           Executive Vice President and

                                           Chief Legal Officer